July 22, 2015

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
File No. 001-35106

Dear Mr. Pacho:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff” or the “Commission”), dated July 9, 2015, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) of AMC Networks Inc. (“we” or the “Company”) filed on February 26, 2015.

The Company appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we continuously strive to achieve. In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) Staff comments or our changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the text of the Staff’s July 9, 2015 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text. The section sub-header and page number in each comment refers to the 2014 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2014

Note 3. Acquisitions, page F-15

BBC America, page F-15

1.
We note from your response to comment two of our letter dated June 17, 2015, your description of the authority of the Editorial Committee and what that authority excludes. Please expand upon your description to explain the activities of the Editorial Committee and contrast further its activities with the programming decision-making that is performed by the Operations Committee. Examples may promote our understanding of the activities of each committee as it relates to programming decision-making. In addition, explain to us why the actions undertaken by the Editorial Committee do not represent a most important activity of the Joint Venture.

Company Response: The authority of the Editorial Committee is to review the Joint Venture’s compliance with the British Broadcasting Corporation's ("BBC") editorial and content guidelines which are established in the United Kingdom. The activities of the Editorial Committee are intended to provide oversight protection of the BBC brands and consist of the following:

•	review compliance of the Joint Venture’s activities subject to BBC guidelines;

•	review the channel vision delivered by the General Manager;

•
on a quarterly basis, review the Joint Venture's activities during the previous quarter, including: marketing campaigns, communicate any material changes in the BBC guidelines and any guidance issued to the Joint Venture in relation to the application of the BBC guidelines;

•	act as a forum for preview of the Joint Venture's editorial pipeline, including: programming content and marketing and promotional priorities;

•
determine, in its reasonable business judgment, whether the use of any programming would have a material adverse effect on the long-term integrity of the BBC brands and accordingly, direct the Joint Venture not to use such programming;

•	act as a forum for the Joint Venture members’ input on key editorial issues; and

•	act as a referral point for questions of compliance with BBC guidelines.

As a result of the above activities, if the Editorial Committee determines, in its reasonable judgment, that the use of any programming would have a material adverse effect on the long-term integrity of the BBC brands, the Joint Venture is notified of an editorial grievance and is provided a reasonable amount of time to resolve the grievance. Because the Operations Committee has operational control over the Joint Venture, it may choose not to resolve the grievance. In the event the Joint Venture chooses not to resolve a grievance, a process of discontinuing the use of the BBC brands would begin. It is management’s intention to stay within the BBC guidelines.

In contrast, the activities that are performed under the direction of the Operations Committee consist of all operating decisions necessary for the day to day running of the Joint Venture, including negotiation of affiliation agreements, setting the operating and capital budgets, and program decision-making. Specifically, the programming decision-making activities include (i) scheduling and selection of content acquisitions, (ii) negotiation of content acquisitions, and (iii) day to day editorial decisions on questions of compliance with BBC guidelines.

As noted above, the actions of the Editorial Committee are of an oversight nature. To emphasize, the Editorial Committee’s authority is limited to the ability to remove the BBC brand should the Joint Venture choose not to cure an editorial grievance; however, the Joint Venture would continue its operations. As a result, we determined that the rights of the Editorial Committee are not deemed to represent a most important activity as it relates to control of the operations of the Joint Venture, and are instead, protective in nature.

2.
We note from your disclosure on page 53 that BBCW’s put right is only exercisable on the fifteenth and twenty-fifth year anniversary of the agreement. Please explain to us why you believe BBCW’s put right is substantive.

Company Response: Our evaluation of BBCW’s put right was to determine whether BBCW’s equity should be considered part of the equity at risk group as part of our variable interest entity (“VIE”) analysis. As noted in our June 17 response, we concluded that BBCW’s equity was not considered “at risk” because the put right on BBCW's investment guarantees them a return that is at least equal to their initial investment. We do not believe the timing of BBCW’s right to exercise on the 15th or 25th anniversary affects that assessment because the put right provides a level of protection against downside risk to BBCW that is not consistent with a typical at-risk investment.

We also determined that regardless of whether we consider BBCW’s investment to be equity-at-risk, the Joint Venture would still not be a VIE since (a) the equity at risk was sufficient to finance the activities without additional subordinated financial support (based solely on AMC New Video's investment) and (b) AMC New Video, as the sole equity at risk investor, has the ability to make decisions about activities that have a significant effect on the success of the Joint Venture. If BBCW’s investment were to be included, there would be additional equity at risk which, already has been determined to be sufficient without such investment. Further, the power over significant activities under ASC 810-10-15-14(b) would still be held by the equity investors as a group which would include both AMC New Video and BBCW. However, as indicated in the June 17 response, and above in our response to comment 1, AMC New Video’s ability to control the Joint Venture through the Operations Committee would not be affected. With respect to the put right, we note that the put option is not equivalent to a kick-out right, so the timing of potential exercise is less important from a governance perspective.

*****

If you have any questions or comments regarding the enclosed materials, please contact John Giraldo, Chief Accounting Officer, at (646) 273-3571.

Very truly yours,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

/s/ John P. Giraldo
John P. Giraldo
Chief Accounting Officer

cc:    Terry French
Inessa Kessman
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Esq., Executive Vice President and General Counsel
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Frank Albarella
(KPMG LLP)